UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Virtus Investment Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92828Q109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 213,718
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 213,718
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,756
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,756
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RIMA MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 315,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 315,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RICHARD MASHAAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 315,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 315,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Virtus Investment Partners, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Pearl Street, 9th Floor, Hartford, Connecticut 06103.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Senvest Master Fund LP, a Delaware limited partnership (“Senvest Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Senvest International LLC, a Delaware limited liability company (“Senvest International”), with respect to the Shares directly and beneficially owned by it;

(iii)	Rima Management, L.L.C., a Delaware limited liability company (“Rima”), who serves as the investment manager of each of Senvest Master Fund and Senvest International; and

(iv)	Richard Mashaal (“Mr. Mashaal”), who serves as the managing member of Rima.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Senvest Master Fund, Senvest International, Rima and Mr. Mashaal is 110 East 55th Street, Suite 1600, New York, New York 10022.

(c)           The principal business of each of Senvest Master Fund and Senvest International is serving as a private investment fund.  Each of Senvest Master Fund and Senvest International has been formed for the purpose of making equity investments.  The principal business of Rima is acting as the investment manager of each of Senvest Master Fund and Senvest International.  Mr. Mashaal serves as managing member of Rima.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mashaal is a citizen of Canada.

CUSIP NO. 92828Q109

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Senvest Master Fund and Senvest International were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 315,474 Shares beneficially owned in the aggregate by Senvest Master Fund and Senvest International is approximately $2,196,988, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, having discussions with other stockholders, making proposals to the Issuer concerning changes to the capitalization, ownership structure, operations or Board of Directors of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,800,187 Shares outstanding, as of March 23, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 10, 2009.

A.	Senvest Master Fund

(a)	As of the close of business on May 1, 2009, Senvest Master Fund beneficially owned 213,718 Shares.

Percentage: Approximately 3.7%.

(b)	1. Sole power to vote or direct vote: 213,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 213,718
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 92828Q109

(c)	The transactions in the Shares by Senvest Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Senvest International

(a)	As of the close of business on May 1, 2009, Senvest International beneficially owned 101,756 Shares.

Percentage: Approximately 1.8%.

(b)	1. Sole power to vote or direct vote: 101,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 101,756
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Senvest International in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Rima

(a)
Rima, as the investment manager of each of Senvest Master Fund and Senvest International, may be deemed the beneficial owner of the (i) 213,718 Shares owned by Senvest Master Fund and (ii) 101,756 Shares owned by Senvest International.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 315,474
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 315,474
4. Shared power to dispose or direct the disposition: 0

(c)
Rima did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

D.	Mr. Mashaal

(a)	Mr. Mashaal, as the managing member of Rima, may be deemed the beneficial owner of the (i) 213,718 Shares owned by Senvest Master Fund and (ii) 101,756 Shares owned by Senvest International.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 315,474
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 315,474
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mashaal did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 92828Q109

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 4, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Senvest Master Fund LP, Senvest International LLC, Rima Management, L.L.C., and Richard Mashaal, dated May 4, 2009.

CUSIP NO. 92828Q109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2009

SENVEST MASTER FUND LP

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

SENVEST INTERNATIONAL LLC

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

RIMA MANAGEMENT, L.L.C.

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP NO. 92828Q109

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

SENVEST MASTER FUND LP

5,000	5.0500	03/12/2009
26,000	5.7100	03/13/2009
700	6.0000	03/23/2009
70,000	6.6000	04/13/2009
401	7.2000	04/15/2009
1,000	7.7600	04/16/2009
14,178	8.3000	04/17/2009
18,743	9.9500	04/22/2009
1,000	9.8100	04/23/2009
20,000	9.5000	04/24/2009

SENVEST INTERNATIONAL LLC

4,300	5.0500	03/12/2009
26,000	5.7100	03/13/2009
400	7.7600	04/16/2009
10,000	9.9500	04/22/2009
15,287	9.5000	04/24/2009